Exhibit 3.2

Amendment

to

Sunoco, Inc.

Articles of Incorporation

Effective December 3, 2009, a new Article Eleventh was added to the Sunoco, Inc. Articles of Incorporation, reading in full as follows:

“Eleventh: Any or all shares of any class or series of shares of the Corporation may be certificated or uncertificated as determined by the Board of Directors, except as may be expressly provided in the terms of any class or series. The rights and obligations of the holders of shares represented by certificates and the rights and obligations of holders of uncertificated shares of the same class and series shall be identical.”